FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number    000-26495

Commtouch Software Ltd.
(Translation of registrant's name into English)

1A Hazoran Street
Poleg Industrial Park, P.O. Box 8511
Netanya 42504, Israel
011-972-9-863-6888
(Address of principal executive offices)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|	No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|	No |X|

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

COMMTOUCH SOFTWARE LTD.

FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch’s exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour™ Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purposes of this Report

A. Private Placement: On October 11, 2005, the Company announced that it closed a private placement of 6 million Ordinary Shares of the Company at a purchase price of $.50 per share for gross proceeds to the Company of $3 million. The investors also will receive two sets of warrants, each representing an option to purchase up to 1.5 million Ordinary Shares, with one set exercisable within nine months at a per share price of $0.50 and the other set exercisable within five years at a per share price of $0.65.

A summary of the terms of this transaction is also found in the press release attached hereto as Exhibit 99.1, which summary is qualified by reference to the principal transaction documents also attached as exhibits to this Report.

B. Compliance with Nasdaq Listing Rules: On August 15, 2005, Nasdaq notified the Company by way of a deficiency letter that it did not comply with Nasdaq’s minimum $2,500,000 stockholders’ equity or $35,000,000 market value of listed securities or $500,000 net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years requirement set forth in Marketplace Rule 4320(e)(2)(B).

As a result of the private placement described in sub-paragraph A above, the Company believes that as of the date of this Report on Form 6-K, it has regained compliance with the stockholders’ equity requirement.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of filing of the Company’s next quarterly financial report on Form 6-K or other applicable report the Company does not evidence compliance, it may be subject to delisting by Nasdaq.

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.
(Registrant)

Date: October 11, 2005	By ______________________________________
Devyani Patel
VP of Finance

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press release of October 11, 2005

99.2	Securities Purchase Agreement of October 2, 2005

99.3	Registration Rights Agreement of October 2, 2005

99.4	Addendum 1 to Registration Rights Agreement

99.5	Form of Series 1 Warrant

99.6	Form of Series 2 Warrant

3